

March 1, 2011

<u>Via U.S. Mail</u>

Timothy J. Neher
President, Secretary, and Treasurer
Accelerated Acquisitions XII, Inc.
c/o Accelerated Venture Partners
1840 Gateway Drive, Suite 200
Foster City, CA 94404

   RE: Accelerated Acquisitions XII, Inc.
     Registration Statement on Form 10
     Filed July 30, 2010, as amended
     File No. 000-54062

Dear Mr. Neher:

  We have completed our review of your filing and do not have any further comments at this time.

       Sincerely,

       Larry Spirgel
       Assistant Director